RED DOOR DEVELOPMENT NETWORK

6420 Parallel Parkway
Suite 2
Kansas City, KS 66102
Phone: 913-242-7248
Email: shmonk@rddnetwork.com

CERTIFICATION OF FINANCIAL STATEMENTS

I, SENITRA HAMPTON MONK, President of RED DOOR DEVELOPMENT NETWORK, hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge. These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.

Signed,

/s/ SENITRA HAMPTON MONK
SENITRA HAMPTON MONK
President
Date: June 25, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00

Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000.00	$110,000,000.00
Operating Expenses	$50,000.00	$50,000.00
Net Income	$109,950,000.00	$109,950,000.00